New Century Bancorp, Inc.

700 W. Cumberland Street

Dunn, North Carolina 28334

April 16, 2014

VIA EDGAR

Mr. Christian Windsor

Special Counsel

Office of Financial Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Mail Stop 4720

Washington, DC 20549-4720

Re:	New Century Bancorp, Inc., Dunn, North Carolina Amendment No. 1 to Registration Statement on Form S-4 Filed March 28, 2014 File No. 333-193375

 Dear Mr. Windsor:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated April 11, 2014, regarding the above-referenced filing of New Century Bancorp, Inc., Dunn, North Carolina (the “Company” or “New Century”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”). This letter sets forth each comment contained in your letter dated April 11, 2014 and, following the comment, the Company’s response. The Staff’s comment is repeated in bold face, and the Company’s response follows in ordinary type.

Select Bancorp Directors and Officers have Financial Interests in the Merger…page 71

1.	We restate the comment in part. Please expand to provide total quantification by person. Consider a table listing each person, each financial interest and quantification by person and a total column for total dollar value of financial interests for each person.

The Company’s amended registration statement includes a table that provides total quantification (including, where appropriate, estimates) of the total dollar value of financial interests of each director and officer of Select Bancorp who has financial interests in the merger other than those as a shareholder.

Securities and Exchange Commission

April 16, 2014

Part II

Exhibit 5

2.	Revise the last paragraph to remove the word “solely” or to otherwise remove the limitation on reliance by person.

The legal opinion regarding the validity of the securities registered has been revised to remove the word “solely” in the last paragraph and an updated version of the legal opinion is filed as Exhibit 5.1 to the Amendment No. 2 to the Company’s Registration Statement on Form S-4.

Exhibit 8.1

3.	Paragraph 6 of the opinion seems inconsistent with your obligation under Item 601(b) to provide a tax opinion on the material federal income tax consequences of the merger to shareholders. Please revise or advise.

The tax opinion required by Item 601(b) has been revised to remove Paragraph 6 of the opinion. A revised tax opinion is filed at Exhibit 8.1.

In connection with the above response, the Company acknowledges the following:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in helping the Company to enhance the quality of the disclosure contained in its registration statement.

If you have any questions or comments regarding the foregoing or need any additional information, please contact the undersigned at (910) 892-7080.

Respectfully yours,

/s/ Lisa F. Campbell

Lisa F. Campbell Executive Vice President, Chief Financial Officer, and Chief Operating Officer

cc: Wyrick Robbins Yates & Ponton LLP